UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The KeyW Holding Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Convertible Senior Notes due 2019
(Title of Class of Securities)
493723 AA8
(CUSIP Number of Class of Securities)
Philip Luci
Executive Vice President and General Counsel
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
Telephone: (443) 733-1600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Justin R. Salon
Andrew P. Campbell
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$149,500,000	$18,612.75

*
Calculated solely for purposes of determining the filing fee and should not be used for any other purpose. The purchase price of the 2.50% Convertible Senior Notes due July 15, 2019 is approximately $1,000 per $1,000 principal amount outstanding. As of April 13, 2018, there was $149.5 million in aggregate principal amount of such notes outstanding, resulting in an aggregate maximum purchase price of  $149.5 million.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $18,612.75	Filing Party: The KeyW Holding Corporation
Form or Registration No.: Schedule TO	Date Filed: April 13, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by The KeyW Holding Corporation, a Maryland corporation (the “Company”), on April 13, 2018 (the “Schedule TO”), relating to the offer to purchase (the “Tender Offer”) for cash any and all of the Company’s $149.5 million aggregate principal amount of outstanding 2.50% Convertible Senior Notes due 2019 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2018 (the “Original Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by the Supplement to Offer to Purchase, dated April 27, 2018 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(C), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.
Only those items reported in this Amendment are amended or supplemented. Except as specifically set forth in this Amendment, the information contained in the Schedule TO, the Original Offer to Purchase and the Letter of Transmittal remains unchanged.
All information set forth in the Original Offer to Purchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal and the other documents that constitute part of the Tender Offer, as each may be further amended or supplemented from time to time.
The purpose of this Amendment is to amend and supplement the Schedule TO to provide summary financial information of the Company. Accordingly, Items 10 and 12 of the Schedule TO are hereby amended and supplemented as follows:
Item 10.   Financial Statements.
Item 10 of the Schedule TO is hereby amended and supplemented as follows:
•
The information set forth in the Supplement under the heading “Summary Financial Information” is incorporated herein by reference.

Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:
Exhibit Number	Description
(a)(1)(C)	Supplement to Offer to Purchase, dated April 27, 2018.
1

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2018
The KeyW Holding Corporation
By: /s/ Michael J. Alber Name: Michael J. Alber Title: Executive Vice President, Chief Financial Officer and Treasurer
2

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 13, 2018.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)**	Supplement to Offer to Purchase, dated April 27, 2018.
(a)(5)(A)*	Press Release, dated April 13, 2018.
(a)(6)(A)*	Computation of Ratio of Earnings to Fixed Charges.
(d)(1)	Amended and Restated Articles of Incorporation of the Company, as filed on October 6, 2010, filed as Exhibit 3.1 to the Company’s Form 10-K filed March 29, 2011, is hereby incorporated by reference.
(d)(2)	Amended and Restated Bylaws of the Company, effective as of August 13, 2014, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(3)	Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(4)	First Supplemental Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(5)	Form of 2.50% Senior Note due 2019, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(6)	The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(7)	Long-Term Incentive Plan, filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference
(d)(8)	Annual Incentive Plan, filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference
(d)(9)	The KeyW Holding Corporation 2010 Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(10)	The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, filed as Annex A to Company’s Definitive Proxy Statement on Schedule 14A filed July 10, 2015, is hereby incorporated by reference.
(d)(11)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(12)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(13)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(14)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(15)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding

Exhibit No.	Description
Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(16)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(17)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(18)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(19)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(20)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

*
Previously filed with the Schedule TO on April 13, 2018

**
Filed herewith.